14 September 2012

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:      HSBC Holdings plc
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 7, 2012
File No. 001-14930

Dear Ms Ciboroski:

Thank you for your letter dated 25 July 2012. We have repeated below the comments in your letter, followed by our responses. For the purpose of reference within our response, we have numbered the bullet points in your comments.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2011 Annual Report and Accounts filed on Form 20-F unless otherwise indicated, and references to the ‘2012 Interim Report’ relate to the Form 6-K filed on 30 July 2012.

Form 20-F for Fiscal Year Ended December 31, 2011

Report of the Directors: Overview, page 2

Group Chief Executive’s Business Review, page 7

1.
You report a measure of RoRWA that adjusts for negative returns on the US consumer finance business and legacy credit in Global Banking and Markets in the fifth bullet on page 8.  You also report a measure of loan impairment charges and other credit risk provisions as a percentage of net operating income that excludes “the effect of fair value movements in respect of credit spread and on own debt and before loan impairment charges and other credit risk provisions” on page 27.  These appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K.  Please advise, or revise your future filings to provide the required non-GAAP reconciliation and related disclosures.

The measure of RoRWA on page 8 is reconciled, and related Regulation S-K Item 10(e) disclosures are provided, on page 37 of the 2011 Form 20-F and page 37 of the 2012 Interim Report.  In future filings, we will update our disclosure to specifically identify ‘Underlying RoRWA (excluding run-off portfolios and Card and Retail Services)’ as a non-GAAP measure as follows (excerpt from page 37 of the 2012 Interim Report):

“We also present the non-GAAP measure of underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group.”(Addition underlined)

On page 26 of our 2012 Interim Report (equivalent to page 27 of the 2011 Form 20-F), we revised our disclosure to be consistent with our non-GAAP reconciliations and related disclosures beginning on page 13 of the same report.  We will continue to provide the updated disclosure in future filings, as follows:

Loan impairment charges and other credit risk provisions
	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m
Loan impairment charges
New allowances net of allowance releases	5,093	5,703	7,228
Recoveries of amounts previously written off	(568)	(730)	(696)

	4,525	4,973	6,532

Individually assessed allowances	1,103	638	1,277
Collectively assessed allowances	3,422	4,335	5,255

Impairment of available-for-sale debt securities	243	308	323

Other credit risk provisions/(recoveries)	31	(15)	6

Loan impairment charges and other credit risk provisions	4,799	5,266	6,861

	%	%	%
–as a percentage of underlying revenue	13.8	15.8	22.2

Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers (annualised)	1.0	1.0	1.3

Risk, page 12

Risks related to our business, page 12g

Any reduction in the credit rating assigned to HSBC Holdings…, page 12h

2.
Please expand your disclosure in this risk factor to quantify the likely effect a one and two notch downgrade in credit rating would have on your borrowing costs and your collateral obligations under derivative contracts.

HSBC’s primary sources of funding are current accounts and savings deposits, which we believe to be less ratings sensitive than capital markets liabilities.  Accordingly, our response focuses on our capital markets liabilities.

Under the terms of our current collateral obligations under derivative contracts, we estimate that HSBC could be required to post additional collateral of up to US$1.6bn and US$2.7bn in the event of a one and two notch downgrade in credit ratings, respectively.

We are unable to isolate and quantify the likely effect of a one and two notch downgrade on our borrowing costs. Following the S&P and Moody’s one notch rating changes on HSBC, we experienced no discernible adverse change in market demand, the cost of issuing debt or in our secondary credit spreads. We have also examined a variety of other industry data sets, including the secondary spread performance of several of our key competitors following recent downgrades by Moody's and S&P. We were unable to conclude through our analysis that the 2011 S&P and the 2012 Moody’s downgrades (which downgraded several banks, by one or two notches) had any discernible adverse effect on spreads for either HSBC or market participants generally.

As a result, while we continue to believe that there is risk that a significant downgrade could adversely affect our borrowing costs, the factors that determine bond pricing are complex and evidence of a direct relationship between ratings and bond pricing is insufficiently conclusive to allow us to quantify this risk.  We currently disclose the impact that recent credit ratings downgrades have had, and we disclose the risk that further reductions in our credit ratings “…could increase the cost of our funding, limit access to capital markets and require additional collateral to be placed and, consequently, adversely affect our interest margins and/or our liquidity position.”

In future filings, we will update our disclosure on page 12h to quantify the likely effect of a one and two notch downgrades in credit ratings would have on our collateral obligations under derivative contracts.  We will continue to monitor the risk of credit ratings downgrades on our borrowing costs and will update our disclosure as necessary to reflect changes in this risk.

Average balance sheet, page 36a

3.
Please revise your future filings to discuss how you have presented non-accruing loans and deferred fees for the purposes of this disclosure.  Refer to Instructions 1 and 3 of Item I of Industry Guide 3.

As there is no concept of ‘non-accruing loans’ in IFRSs, we use the classification of ‘impaired loans’ as an alternative to non-accruing loans as we believe it is more relevant to HSBC as an IFRS preparer.  In accordance with paragraph AG 93 of IAS 39 Financial Instruments: Recognition and Measurement (‘IAS 39’), we recognise interest income on impaired financial assets using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Impaired loans are presented as part of interest-earning assets.

Deferred fees are presented as part of interest income.  In accordance with IAS 18 Revenue paragraph IE14(a), fees that form an integral part of the effective interest rate of a financial instrument are included in the calculation of the effective interest rate over the expected life of the instrument.  We consider deferred fees to be immaterial for disclosure purposes.  For the year ended 31 December 2011, such fees were approximately US$1.1bn or 1.8% of interest income.

We will revise page 36a in future filings to discuss how we have presented impaired loans and deferred fees, similar to the following:

“Net interest margin numbers are calculated by dividing net interest income as reported in the income statement by the average interest-earning assets from which interest income is reported within the ‘Net interest income’ line of the income statement. Total interest-earning assets include loans where the carrying amount has been adjusted as a result of impairment allowances. In accordance with IFRSs, we recognise interest income on assets after the carrying amount has been adjusted as a result of impairment.   Fee income which forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.”

Analysis of changes in net interest income and net interest expense, page 36h

4.	Please revise your future filings to disclose your policy for allocating changes due to both volume and rate. Refer to Item IC of Industry Guide 3.

In accordance with Item IC of Industry Guide 3, we allocate changes due to both volume and rate.  Our methodology isolates the volume variance, with any change arising from both volume and rate being allocated to rate.  In future filings we will disclose this policy similar to the following:

“The following tables allocate changes in net interest income and net interest expense between volume and rate for 201Z compared with 201Y, and for 201Y compared with 201X. We isolate volume variances and allocate any change arising from both volume and rate to rate.

Short-term borrowings, page 36k

5.
We note that the average amount outstanding for your securities sold under agreements to purchase is 76% higher than the balance outstanding at December 31, 2011.  Please expand your disclosure in future filings to discuss the drivers behind the large difference between the period end balance and the average amount outstanding during the period.

In future filings, we will include an explanation of material differences in our short-term borrowings disclosures.

For securities sold under agreements to repurchase, we run matched repo and reverse repo trading books. We generally observe lower year end demand in our reverse repo lending business which results in lower repo balances at the balance sheet date.  In 2011, the year end balances were further affected by regulatory uncertainty and  the announcement in December by the European Central Bank of a new Long-term Refinancing Operation at attractive rates which further reduced the demand for secured financing within the interbank and associated markets.

Critical accounting policies, page 38

Goodwill Impairment, page 39

6.
Please clarify whether the carrying value of your CGUs is based upon a capital allocation model, or whether the specific assets and liabilities of each CGU are determined in order to arrive at the carrying value of the CGU.  To the extent that you use a capital allocation model to serve as a proxy for the carrying value of your CGUs, please revise your future filings to disclose how the capital assigned to each CGU is determined.  For example, please discuss the basis for allocation and whether the sum of the capital assigned to each CGU is equal to your total consolidated capital.

We base the carrying value of our CGUs on the assets and liabilities of each CGU and not on a capital allocation model.  The total carrying value of all CGUs is equal to the Group’s net assets.  Assets and liabilities are recorded in separate legal entities which are used to determine the net assets of the CGUs for geographical regions and global businesses.  We use six geographical regions and five global businesses (including ‘Other’) to manage our business and we therefore identify a total of 30 CGUs. Geographical region is determined by business location of the relevant legal entity. Global business is determined by the activities of the business. Most assets and liabilities clearly relate to a single global business. Certain assets and liabilities that support more than one global business are allocated on the basis of usage. Assets and liabilities that are not allocated to one of the four global businesses aligned to our major products and services (as described on page 44) are allocated to the ‘Other’ global business in the relevant geography. An immaterial amount of goodwill is held in the ‘Other’ CGUs.   In future filings we will revise our disclosures as set out in our accounting policy 2(p) on page 305 to make this clear, similar to the following:

“…Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of a CGU with its carrying amount. The carrying amount of a CGU is based on the assets and liabilities of each CGU, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use….”

Renegotiated Loans and Forbearance, page 129

7.
We note that you classify loans as renegotiated when you have modified the contractual terms because you have significant concerns about the borrower’s ability to meet contractual payments when due, which is the same as forbearance. Please address the following in future filings:

•
[7.1] Your criterion for identifying modified loans as renegotiated loans appears to differ somewhat from that included in paragraph 59(c) of IAS 39.  Please revise your disclosure to discuss how this policy materially complies with the guidance in that paragraph for the purposes of identifying renegotiated loans as impaired.

Our ‘Impaired loans disclosure’ policy on page 133 explains the criterion under which renegotiated loans are disclosed as impaired. This disclosure policy was developed taking into account the impairment indicators of IAS 39 that determine the measurement of impairment. In order to provide disclosures about impaired loans under IFRS 7 Financial Instruments: Disclosures (‘IFRS 7’), it is necessary to develop a disclosure policy, due to limitations on the availability of information about loans on a case by case basis, and consideration of the relationship of the financial disclosures with information used in credit risk management. The disclosure policy contains more detail than IAS 39 in order to provide information about how the policy is applied in practice.

Our criterion for identifying modified loans as renegotiated loans is closely aligned to the guidance in IAS 39 paragraph 59(c), ‘the lender, for economic or legal reasons related to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider’. Our criterion is designed to identify loans for which the contractual payment terms have been renegotiated to prevent or minimise the risk of financial loss arising from a customer’s failure to meet contractual payment obligations. HSBC’s credit quality classifications, as set out on page 191, describe a continuum of levels of credit risk, as every loan carries some credit risk  The qualifying term ‘significant’ is used in our disclosure policy to describe the point at which credit concerns have become sufficiently serious to indicate that contractual cash flows may not be recovered in full. Accordingly, under the Group’s definition of renegotiated loans, a very high proportion of renegotiated loans will be disclosed as impaired loans at the time of the renegotiation, because, in accordance with our disclosure policy on the presentation of impaired loans, described on page 133, and consistent with IAS 39 paragraph 59(c), we have granted a concession we would not otherwise consider. In limited circumstances, described below, loans that have been renegotiated because of significant credit concerns are disclosed as not impaired.

Regardless of whether renegotiated loans are disclosed as impaired or not impaired, impairment allowances are recognised to reflect impairment losses that have been incurred on all renegotiated loans, either on an individual or a collective basis.

Renegotiated loans disclosed as not impaired

Renegotiated loans are disclosed as not impaired under HSBC’s impaired loans disclosure policy in the following circumstances:

•
Where the concession granted is deemed insignificant and there are no other indicators of impairment. This exception has been developed with reference to the 2011 FASB guidance on ‘A Creditor’s Determination of whether a Restructuring is a Troubled Debt Restructuring’ (the ‘FASB Guidance’) which considers that a restructuring that results in a delay in payment that is insignificant is not a concession. Substantially all the renegotiated loans that meet this definition are first time re-ages that are less than 60 days past due at the time the re-age occurs in our HSBC Finance Consumer and Mortgage Lending (‘CML’) portfolio, which are therefore not classified as troubled debt restructurings (‘TDRs’) in accordance with the FASB guidance. Quantified disclosure is provided in footnote 22 to the table ‘Gross loan portfolio of HSBC Finance real estate secured accounts’ on page 132.

•
‘Previously impaired’ renegotiated loans that have demonstrated satisfactory performance over a period of time or have been assessed based on all available evidence as having no remaining indicators of impairment. Where loans are individually assessed for impairment, for example large corporate and commercial loans, such loans cannot be returned to unimpaired status while any condition which results in the recognition of an individual impairment allowance remains, as described on page 194. In collectively assessed portfolios, renegotiated loans are presented as previously impaired once they meet certain specified performance criteria appropriate to the nature of the portfolio and the type of renegotiation. The approach to modifications and re-ages in HSBC Finance, which holds 62% of the Group’s renegotiated loans at 31 December 2011, is set out in the section, ‘Overview by type of loan renegotiation programme in HSBC Finance’ on page 131.

In future filings, we will revise our disclosure to provide more clarity about the link between our criteria for identifying renegotiated loans and the disclosure of renegotiated loans as impaired. We have integrated our proposed disclosure for questions 7.1 to 7.3 which is set out after our response to 7.3 below.

•
[7.2] Revise your disclosure to discuss the specific factors considered when determining that there is a “significant concern” regarding a borrower’s ability to pay.  Discuss how these factors are consistent with a determination of impairment using the criteria in paragraph 59(c) of IAS 39.

As discussed above, the factors relevant to the determination of “significant (credit) concern” for the purpose of deciding whether a loan should be regarded as renegotiated are closely aligned to the guidance in IAS 39 paragraph 59(c), ‘the lender, for economic or legal reasons related to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider’.

For loan restructurings in wholesale lending, indicators of significant concerns regarding a borrower’s ability to pay include:

•	The debtor is currently in default on any of its debt.
•	The debtor has declared or is in the process of declaring bankruptcy or entering a similar process.
•	There is significant doubt as to whether the debtor will continue to be a going concern.
•
Currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange as a result of trading or financial difficulties.

•
Based on estimates and projections that only encompass the current business capabilities, the bank forecasts that the debtor’s entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity. Thus actual payment default may not yet have occurred.

•
Absent the modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-distressed debtor.

In retail lending, when considering whether there is ‘significant concern’ regarding a customer’s ability to meet contractual loan repayments when due, we assess the customer’s delinquency status, account behaviour, repayment history, current financial situation and continued ability to repay.  Where the customer is not meeting contractual repayments or it is evident that they will be unable to do so without the renegotiation, there will be a significant concern regarding their ability to meet contractual payments, and the loan will be disclosed as impaired.

As a result of this policy, a loan which is identified as a renegotiated loan is usually initially disclosed as impaired (see page 133). As discussed under ‘Renegotiated loans disclosed as not impaired’ above, certain types of renegotiated loans are disclosed as not impaired renegotiated loans under HSBC’s impaired loans disclosure policy. However, once a loan is classified as renegotiated, it retains this status for disclosure purposes throughout its lifetime until it is either repaid or written off.

We will revise future filings to provide expanded disclosure. We have integrated our proposed disclosure for questions 7.1 to 7.3 which is set out after our response to 7.3 below.

•
[7.3] Discuss whether you have modified loans that are not considered renegotiated or impaired based on your criterion of “significant concern”.  If so, revise future filings to discuss how you concluded that these loans should not be classified as such and disclose the balance of these loans for each period presented.

As addressed in the response to question [7.1] the criteria for ‘significant concern’ is closely aligned with guidance in IAS 39, paragraph 59(c). The term ‘significant concern’ is used to describe the point at which credit concerns have become sufficiently serious to indicate that the contractual cash flows may not be recovered in full. As a result, modified loans that are not disclosed as renegotiated loans or impaired under our criterion are those where there is no significant credit concern regarding the payment of contractual cash flows.  While modifications may be made for a variety of reasons, the excluded loan modifications differ from those disclosed as renegotiated loans in that the customers are not experiencing significant financial difficulty, and that the terms are renegotiated at market interest rates. Data is not collected regarding such cases because these are modifications that we are prepared to offer to our customers in normal circumstances and moreover the ability of such customers to access markets or funds at market rates indicates no credit concerns.  As a result our future filings will continue to disclose our definition and scope of renegotiated loans but we are unable to disclose the balance of loans modified for reasons other than significant credit concerns.

Reasons for modifying loans, other than for significant concerns relating to the payment of cash flows, include modifying the interest rate of a creditworthy customer who is able to refinance in the market to a more competitive market rate,  providing a modification to a creditworthy borrower who seeks to renegotiate their facilities to achieve a lower cost of funding or better alignment to their investment activities, or where borrowers seek to renegotiate their terms to take advantage of an improvement in their credit prospects (such as after having been rated publicly more favourably). Modifications that are unrelated to payment arrangements, also include changes in covenants, collateral or security arrangements. These modifications are often made at the request of customers for the purposes of efficient financial management, and are not considered, by themselves, to be evidence of credit distress affecting payment performance.  However, where these modifications are made in conjunction with modifications affecting payment arrangements, as a result of significant concerns regarding the payment of contractual cash flows, then they would be included in renegotiated loans.

We have integrated our proposed disclosure for questions 7.1 to 7.3 below.  In future filings we will expand our disclosure on page 129 similar to the following:

 “The contractual terms of a loan may be modified for a number of reasons including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. When the contractual payment terms of a loan have been modified because we have significant concerns about the borrower’s ability to meet contractual payments when due, these loans are classified as ‘renegotiated loans’. For the purposes of this disclosure the term ‘forbearance’ is synonymous with the renegotiation of loans.

For retail lending, when considering whether there is ‘significant concern’ regarding a customer’s ability to meet contractual loan repayments when due, we assess the customer’s delinquency status, account behaviour, repayment history, current financial situation and continued ability to repay. Where the customer is not meeting contractual repayments or it is evident that they will be unable to do so without the renegotiation, there will be a significant concern regarding their ability to meet contractual payments, and the loan will be disclosed as impaired, unless the concession granted is insignificant as discussed further below.

For loan restructurings in wholesale lending, indicators of significant concerns regarding a borrower’s ability to pay include:

•	The debtor is currently in default on any of its debt.
•	The debtor has declared or is in the process of declaring bankruptcy or entering into a similar process.
•	There is significant doubt as to whether the debtor will continue to be a going concern.
•
Currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange as a result of trading or financial difficulties.

•
Based on estimates and projections that only encompass the current business capabilities, the bank forecasts that the debtor’s entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity. Thus actual payment default may not yet have occurred.

•
Absent the modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-distressed debtor.

Where the modification of contractual payment terms of a loan represents a concession for economic or legal reasons relating to the borrower’s financial difficulty, and is a concession that we would not otherwise consider, then the renegotiated loan is disclosed as impaired in accordance with our impaired loan disclosure convention described in more detail on page [ ], unless the concession is insignificant and there are no other indicators of impairment. Insignificant concessions are primarily restricted to our Consumer and Mortgage Lending (‘CML’) portfolio in HSBC Finance, where loans which are in the early stages of delinquency (less than 60 days delinquent), and typically have the equivalent of two payments deferred for the first time, are excluded from our impaired loan classification as the contractual payment deferrals are deemed to be insignificant compared with payments due on the loan as a whole.  Details of HSBC Finance’s loan renegotiated programmes and portfolios is found on pages [ ] to [ ].

We have separately presented all renegotiated loans by credit quality classification below. Further detail on the credit quality classification of renegotiated loans is provided in the Appendix to Risk on page [ ].”

•
 [7.4] Please clarify the disclosure where you indicate that in assessing the acceptability of renegotiated loans, you consider the ability to service interest as a minimum and reduce capital payments as available.  For example, does that mean that in deciding whether to renegotiate a loan, you would approve the request even though you have doubt as to the borrower’s ability to service the principal under the renegotiated terms?

This disclosure relates specifically to commercial real estate lending in Europe which is currently an area of particular management focus, and describes lending practice in that sector and region.

Should it not be possible to restructure an obligor’s arrangements such that we are satisfied that capital and interest repayments are capable of being met on the revised terms, other action will normally be taken to seek recovery. For commercial real estate loans restructured in Europe, both interest and/or principal concessions are considered. However, in considering the terms that will be offered to the obligor, the service of revised interest payments is regarded as necessary.  Where the obligor is incapable of servicing interest repayments, even on revised terms, this is a general indicator of the severity of the obligor’s financial difficulty and other recovery actions are likely to be pursued to achieve an optimal outcome.

When principal payment modifications are considered, again we require the obligor to be able to comply with the revised terms as a necessary pre-condition for the restructuring to proceed. Where principal payments are modified resulting in permanent forgiveness, or where it is otherwise considered that there is no longer a realistic prospect of recovery of outstanding principal, the affected balances will be written off. Where principal repayments are postponed, it is expected that the obligor will be capable of paying in line with the renegotiated terms, including instances where the postponed principal repayment is expected from refinancing.

We will revise future filings, as appropriate, to amend our disclosure on page 130 and 131 similar to the following:

Within Europe, the commercial real estate sector, particularly in the UK, faced a weakening in property values and a reduction in institutions funding commercial real estate lending. The commercial real estate mid-market sector continued to experience higher levels of renegotiation activity than is evident with the larger corporate sector, where borrowers are generally better capitalised and have access to wider funding market opportunities. For commercial real estate loans in Europe, when considering acceptable restructuring terms we consider the ability of the customer to be able to service the revised interest payments as a necessity. When principal payment modifications are considered, again we require the customer to be able to comply with the revised terms as a necessary pre-condition for the restructuring to proceed. Where principal payments are modified resulting in permanent forgiveness, or where it is otherwise considered that there is no longer a realistic prospect of recovery of outstanding principal, the affected balances will be written off. Where principal repayments are postponed, it is expected that the customer will be capable of paying in line with the renegotiated terms, including instances where the postponed principal repayment is expected from refinancing. In all cases, a loan renegotiation is only granted where the customer is expected to be able to meet the revised terms.

•
[7.5] Tell us why the balance of renegotiated loans increased from $35 billion as of December 31, 2010 per your disclosure on page 113 of your 2010 Form 20-F to $48.2 billion as of December 31, 2010 per your disclosure on page 130 of your 2011  Form 20-F.  In this regard, we note your description of a renegotiated loan in your 2010 Form 20-F is one whose terms have been renegotiated and are treated as up-to-date loans for measurement once the specified number and/or amount of qualifying payments required under the new arrangement have been received versus a loan whose contractual payment terms have been modified because you have significant concerns about the borrower’s ability to meet the contractual terms when due based on your disclosure in your 2011 Form 20-F.  Please discuss the drivers of the change in your definition and the factors that caused the balance to increase by 38% from the amount previously disclosed.

The balance of renegotiated loans of US$35bn as reported in our 2010 Form 20-F was published in accordance with a specific IFRS disclosure requirement that has now been removed. IFRS 7 paragraph 36(d) required the disclosure of the “carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated”. This requirement was deleted through the IASB’s Improvements to IFRSs issued in May 2010 and effective for annual periods beginning on or after 1 January 2011.

As a result of the IFRS requirement being deleted, and developments in best practice disclosure, we reviewed our reporting of renegotiated loans. We now disclose all renegotiated loans when the contractual payment terms have been modified because of significant credit concerns, not just those that “would otherwise be past due or impaired”.

The description noted in the question from our 2010 disclosure about the qualifying payments required under the new arrangement was not part of our definition for the reporting of renegotiated loans: it was a description of the credit risk management policy under which a proposed renegotiation is confirmed as agreed between the parties to the loan following the receipt of a specified number and/or amount of qualifying payments.  This particular credit risk management policy has remained unchanged, and is described on page 192.

•
[7.6] You disclose on page 132 that you may provide multiple concessions (renegotiations) within a certain time frame if borrowers meet certain criteria.  Please disclose how you consider multiple concessions for one borrower when determining if modifications were performed because of significant concern that the borrower would not be able to pay according to their contractual terms.  Discuss how you consider these multiple modifications within the allowance for loan losses and disclose the percentage of your borrowers that have renegotiated loans that have been offered multiple renegotiations.

On page 131 within the box titled ‘Overview by type of loan renegotiation programme in HSBC Finance’, we disclose the following:

•
“Loans that have been temporarily modified within HSBC Finance remain classified as impaired until they have demonstrated a history of payment performance against the original terms for typically 18 months after the modification date.”

•	“Loans that have been re-aged remain classified as impaired until they have demonstrated a history of payment performance against the original contractual terms for at least 12 months.”

We will revise this section in future filings to include disclosure similar to the following:

“When loans have been granted multiple concessions, subject to qualifying criteria as discussed further below, the concession is deemed to have been made due to concern regarding the borrower’s ability to pay and the loan is disclosed as impaired.  The loan remains disclosed as impaired from that date forward until the borrower has demonstrated a history of repayment performance for the period of time required for either modifications or re-ages as described above.”

In determining the appropriate impairment allowance for loans that have either re-aged or modified, we group loans together as homogeneous groups of loans and advances based on their most recent forbearance event.  For HSBC Finance, we group loans together based on whether they have received an interest rate modification or a delinquency re-age.  If a loan receives both an interest rate modification and a delinquency re-age at the same time, the loan is categorised as an interest rate modification, which is the more severe forbearance event.  Each of these loan groups are then evaluated for impairment and impairment allowances are established on a collective basis using historical performance information from similarly modified and re-aged loans (as updated for current conditions).

On page 132, we disclose the total amount of HSBC Finance real estate secured accounts that have been re-aged, modified, or both modified and re-aged as follows:

	Re-aged	Modified and re-aged	Modified	Total re- negotiated loans
	US$m	US$m	US$m	US$m

31 December 2011	10,265	12,829	1,494	24,588
31 December 2010	10,693	14,053	2,286	27,032

We propose adding disclosure similar to the following to this table:

“A significant portion of our portfolio has received multiple renegotiations and, therefore, loans included in the table above may have received multiple re-ages or modifications.”

We believe this additional disclosure will clarify to the users of our financial statements that a significant portion of our HSBC Finance portfolio has received multiple renegotiations, while avoiding the operational complexity and cost of preparing detailed calculations of the percentage of borrowers that have been offered multiple renegotiations, on a regular basis.

•
[7.7] In regards to situations where the borrower’s loan may be renegotiated on multiple occasions, please clarify whether you would classify the loan as “impaired” at the time of each new renegotiation, even though the “impaired” designated may have been previously removed due to a history of payment after the original modification.

In instances where a borrower’s loan was historically disclosed as impaired, but was removed from impaired status in the disclosure on meeting the relevant performance criteria, and the borrower’s loan requires a further modification or re-age, the loan will again be disclosed as impaired at the time of the subsequent forbearance event until the time that the borrower again demonstrates a history of payment performance. The payment performance periods for HSBC Finance are disclosed on page 131.

•
[7.8] You disclose on page 132 that borrowers must generally make two minimum qualifying monthly payments within 60 days to activate a modification. Please clarify whether you would classify the loans as renegotiated during the two month trial period prior to activation.  If not, please tell us why not, and provide information about the number of modifications in this two month trial period as of December 31, 2011 and 2010.  Additionally, provide us with information on the probability of the modification to become activated based on your historical results.

During the period of time in which borrowers are making their qualifying monthly payments to activate a modification, the loan is reported as renegotiated.  In HSBC Finance’s CML portfolio, our recent historical conversion rate of trial modifications to active modifications is in the region of 80 percent at the end of the 60 day period.

•
[7.9] Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please tell us and revise HSBC Finance’s filings prepared in accordance with US GAAP accordingly.

We have reviewed our disclosures in the HSBC Finance filings prepared in accordance with US GAAP in light of the additional disclosures that will be made as discussed above.

In conjunction with our enhanced disclosures regarding multiple renegotiations, HSBC Finance proposes to add the following disclosure in the section of its HSBC Finance filings titled ‘Customer Account Management Policies and Practices’:

“A significant portion of our portfolio has received multiple renegotiations and loans included in the table above may have received multiple re-age or modifications.”

HSBC Finance does not believe any other proposed disclosures discussed above are required within the HSBC Finance Form 10-K/Q as loans are classified as TDRs based on forbearance events and retain this classification until the loan is repaid in full or the balance has been charged-off or transferred to ‘Real Estate Owned’ at the time collateral is acquired in satisfaction of the loan. As disclosed on page 150 of the HSBC Finance’s  2011 Annual Report on Form 10-K,  TDR Loans are reserved for based on the present value of expected future cash flows discounted at the loans’ original effective interest rate.

Impaired loans disclosure, page 133

8.
We note your disclosure that you adopted a revised disclosure convention for the presentation of impaired loans and advances.  You also appear to have made multiple changes to your method of evaluating impairment losses for impaired loans.  For example, you have improved your assumptions related to default and severity rates and also revised your process for identifying impaired loans, which appears to primarily relate to renegotiations.  Please revise your future filings to address the following:

•
[8.1] Revise your disclosures on page 132 to discuss the specific factors considered when determining that the changes did not materially affect the impairment allowances recorded by HSBC finance under IFRS.   For example, please clarify whether the default and severity assumptions were increased or decreased under your new methodology, and discuss the information you considered in changing the assumptions.  Please also describe and expand upon the review you performed that considered the application of the Group’s accounting policy for the recognition of impairment allowance.  Specifically, discuss whether any policies were changed and discuss information you considered in deciding to change your policies.

The review of loan impairment methodology under IFRSs in HSBC Finance in 2011 was carried out primarily in response to the changing composition of the portfolio in run-off to ensure that the application of the Group’s IFRS accounting policy for the recognition of impairment allowances continued to result in appropriate loss recognition under the IAS 39 incurred loss model. The review involved a number of interrelated changes, including improved segmentation of portfolios to utilise more relevant estimates and assumptions for default and severity rates, and improved differentiation of the credit characteristics of renegotiated loans. The review was carried out in conjunction with the loan segmentation review performed by HSBC Finance on implementation of the 2011 FASB Accounting Standards Update on TDRs for the purposes of reporting under US GAAP.

In making the determination that the changes in the application of the Group’s accounting policies to loan impairment allowances in HSBC Finance in 2011 had an immaterial effect on the charge for impairment allowances for 2011, HSBC considered the following interrelated elements of the review:

•	Changes to improve assumptions about default and severity rates

We increased the granularity of certain segments used to establish impairment allowances to include specific characteristics of the portfolios such as year of origination, location of the property and underlying economic factors affecting the area in which the property is located.  Segmenting the portfolio based on these risk characteristics provides greater risk differentiation based on the underlying trends in our portfolio. This review included renegotiated and non-renegotiated loans, and resulted in the increase in the severity of certain assumptions and a reduction in severity of other assumptions compared to the previous more general assumptions.

In addition to the above, changes were made to loss severity estimates.  Historically, severity estimates were determined based on the average total losses incurred at the time loans were transferred to Real Estate Owned (“REO”), which is when we take possession of the property.  Due to the significant reduction in loans transferred to REO during 2011, as a result of foreclosure delays and concentrations in the mix of loans transferred to REO in certain states that are no longer representative of our portfolio of loans requiring impairment allowances, we determined that the best estimate of severity, under these conditions, should be based on an average of broker price opinions received.

•	Changes to improve assumptions about the credit characteristics of renegotiated loans

Extensive analysis was carried out to improve the segmentation of renegotiated loans, as a result of which a greater proportion of loans were segregated from the general roll rate models, with different assumptions applied to those loans to reflect their credit characteristics. Loans demonstrating satisfactory performance over certain periods of time are disclosed as not impaired, as discussed in the answer to question 7; however, collective impairment allowances continue to be maintained for these loans separate from the general non-renegotiated pools to reflect their credit risk characteristics.

•	Application of the Group accounting policy for the recognition of impairment allowances for the CML portfolio

In line with the revised segmentation for renegotiated loans, HSBC Finance made changes to the calculation of impairment allowances to ensure consistency in the method of estimating the present value of estimated future cash flows for renegotiated loans classified as impaired, and those classified as previously impaired, based on the Group’s roll rate methodology for large groups of loans that are not considered individually significant, and for which impairment allowances are assessed collectively. HSBC did not change its Group accounting policy for the measurement of impairment allowances, but made changes in the application of the policy under IFRSs to improve the consistency of impairment allowance calculations in the context of the revised segmentation of the CML portfolio in HSBC Finance. The methodology used for large groups of homogeneous loans is described on page 298. In applying this methodology, statistical analysis is used to determine the probability that delinquent loans will prove to be irrecoverable and be written off over a period of time. The time period selected defines the period in which a loan write-off is regarded as confirming an incurred loss event at or prior to the balance sheet date, write-offs beyond that time horizon being attributed to future loss events (under IAS 39 paragraph 59, losses expected as a result of future events, no matter how likely, are not recognised). In establishing greater consistency in the application of the policy, HSBC increased the time period for certain renegotiation loan categories, and reduced the time period for others, estimating the appropriate time periods for different classes of renegotiated loans based on statistical analysis of historical data.

We believe these enhancements to the impairment allowance estimation process were responsive to the changing environment and will result in impairment allowances that will be more responsive to the changing portfolio characteristics in the future as the loan portfolio continues to run-off.

The net effect of the changes in 2011 was a one-time increase of US$148 million in the impairment allowances for 2011. In addition, a one-time charge of US$98m resulted from the change in loss severity estimates using broker price opinions. HSBC believes that it has made adequate disclosures in describing these changes on page 132. Given the one-time nature of the changes, we do not believe that an expansion of disclosures relating to these changes in future filings would provide useful additional information for investors.

•
[8.2] Your disclosure on page 133 indicates that you refined your loan portfolio segmentation in your North America consumer lending business and made changes to reflect developments in industry best practice disclosure. We also note your disclosure on page 131 that you expect lower volumes of new loan modifications due in part to more stringent qualifying payment requirements for loan modifications.   Given the multiple policy factors that drove the change in impaired loans, please revise your disclosure to discuss the magnitude that each change had on your impaired loan disclosures.

As noted in the answer to question 7, in 2011, HSBC adopted a revised impaired loan disclosure policy, adopting a more stringent policy for classifying renegotiated loans as impaired, and expanding its disclosure to present all renegotiated loans where the contractual payment terms have been modified because of significant credit concerns by credit quality classification. This approach was developed taking into consideration the best practice recommendations in the FSA guidance on ‘Forbearance and Impairment Provisions - Mortgages’ issued in October 2011, which is regarded by the FSA as also appropriate in the context of other types of loan. The approach also considered the results of the loan segmentation review performed by HSBC Finance on implementation of the 2011 FASB Accounting Standards Update on TDRs.

These changes included the adoption of a more stringent approach to the application of the ‘cure concept’ under which loans subject to forbearance may be regarded as no longer impaired in appropriate circumstances, drawing on the statistical analysis performed on renegotiated loans to determine the length of time required for such loans to demonstrate satisfactory performance and therefore be disclosed as not impaired.

As disclosed on page 134, the reported balance of impaired loans in North America increased by US$12,998m in 2011 compared to the balances under the previous disclosure convention. This increase was caused by the implementation of a specific criterion within the disclosure policy for the disclosure of renegotiated loans as impaired until performance has been demonstrated, as describe on page 133. Therefore, HSBC believes that it has provided adequate disclosure of the one-time change in disclosure policy in the 2011 Form 20-F.

•
[8.3] Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please tell us and revise HSBC Finance’s filings prepared in accordance with US GAAP accordingly.

HSBC Finance believes that the disclosures in its filings of (i) the revised disclosure convention for the presentation of impaired loans and advances adopted in 2011 and (ii) the changes in 2011 to our method of evaluating impairment losses for impaired loans were appropriate and that no further clarifying disclosures are necessary.

 Market Risk, page 163

9.
Your disclosure indicates that you determine VAR for your non-trading portfolios.  We also note that you aggregate trading and non-trading VAR for the purposes of disclosure at the group level on page 164 and that you present trading VAR related to various portfolios on page 165.  Please revise your disclosures in future filings to separately present VAR for your trading and non-trading portfolios and separately discuss material trends in the results for each.  Refer to Item 305(a)(1) and (3) of Regulation S-K.

We use a range of tools to monitor and limit market risk exposures including sensitivity measurements and value at risk (‘VaR’).  These are described on page 163.  For non-trading portfolios, while we use VaR as one of our risk management tools we also use sensitivity analysis.  We have historically disclosed the sensitivity of the portfolios to market risk exposure categories, where material.  In future filings we will supplement this disclosure with VaR in respect of the non-trading portfolios which reflects mainly interest rate risk.   We will provide a new section titled “Value at Risk for non-trading portfolios” within “Non-trading portfolios” on page 165.  We will also discuss reasons for material quantitative changes in market risk exposures for total, trading, and non-trading VaR.

Present value of in-force long-term insurance business, page 181

10.
We note your disclosure that during 2011 the calculation of the PVIF asset was refined to allow greater comparability and consistency across the Group’s insurance operations, and that this was achieved by incorporating explicit margins and allowances for certain risks and uncertainties, where implicit adjustments to the risk discount rate have been made in the past.  Please respond to the following:

•
[10.1] Clarify whether this change was made for each of your insurance subsidiaries so that now all of the policies are aligned, or whether some of your insurance subsidiaries were already using this approach.

HSBC’s significant accounting policies for insurance contracts are compliant with IFRS 4  Insurance Contracts (‘IFRS 4’). IFRS 4 was issued by the IASB to make limited improvements to the accounting for insurance contracts until the IASB completes the second phase of its insurance contract project. Exemptions are provided in IFRS 4 which allowed HSBC’s pre-IFRSs accounting practices (including the recognition of internally generated PVIF for the consolidated Group, as permitted by UK GAAP for the consolidated financial statements of banking groups) to continue. Under our pre-IFRSs accounting policies, the Group used a range of estimation methodologies which reflected, inter alia, local market practices and regulatory approaches. A consequence of this continuation of existing practice on adoption of IFRS 4 was continued diversity in the basis of calculation of insurance balances between territories.

There was no change in the measurement basis for our long term insurance contracts and therefore no change in accounting policy in 2011; rather the changes to the measurement of PVIF represented a refinement to the underlying estimation methodology.

The previous approach to estimating PVIF included a single margin added to the Risk Discount Rate (‘RDR’) to cover the cost of options and guarantees, the uncertainty attaching to non-economic assumptions, and any other risks not allowed for elsewhere.  Some of the Group’s insurance operations incorporated risk margins separately in the projection assumptions, while others incorporated risk margins within the overall discount rate.  By their nature these adjustments were approximate, subject to various degrees of prudence, and susceptible to the risk of inconsistency.

During 2011, the underlying PVIF estimation methodologies of our principal insurance manufacturing subsidiaries were aligned.  The Group now sets the RDR applied by starting from an observed risk-free rate (‘RFR’) curve and adding explicit allowances based on specific analysis for risks not reflected in the best estimate cash flow modelling.  There is also now separate stochastic modelling for the cost of options and guarantees – modelling of this value includes consideration of dynamic policyholder behaviour under the various modelled scenarios.

Prior to the refinement, our businesses in the North America region were already using an explicit margin approach to setting the RDR and separately, stochastically modelling the value of options and guarantees. Our businesses in the UK and France were using explicit margins for non-economic risks, as explained below.

•
 [10.2] Your disclosure indicates that the consistency was achieved by incorporating “explicit margins and allowances”.  Please clarify whether this means you are using the same assumptions for these non-economic risks for each of your insurance businesses, and if so, how you concluded this was appropriate.

As non-economic risks such as lapses and mortality vary by country and by product (for example depending on underwriting approach), it would not be appropriate to use the same assumptions globally.  Non-economic assumptions are therefore modelled and set on a best estimate basis by product and by country.  Explicit margins are added to the best estimate to allow for variability in the underlying assumptions and the uncertainty inherent in setting the assumptions.  Newly launched products may have only limited relevant experience and therefore assumptions would require a higher margin to allow for such uncertainty.  Where a product has been written for a period of years, data is available to support a more robust best estimate assumption and margins for uncertainty are lower.

Prior to the refinement of the estimation methodologies some businesses included such margins in the underlying cash flows to which the Risk Discount Rate was applied (for example in the UK and France) whilst others accounted for this risk through a loading to the discount rate itself (for example in Hong Kong).  All principal subsidiaries now include explicit margins in the calculation of the underlying cash flows.  Please refer to the examples provided in the response to question 10.4 below for an illustration of this point.

•	[10.3] Tell us why the differential between the 2011 UK risk-free rate and the UK risk-discount rate is so low, particularly when compared to 2010, and the differentials for Hong Kong and France.

As noted in response to 10.2 above, under the Group’s previous approach, explicit margins and allowances were not applied to all best estimate cash flows and so the RDR included adjustments to account for the uncertainty present in the best estimate cash flows assumed and for the cost of options and guarantees provided to policyholders. These factors caused the wider differential between RFRs and RDRs observed in 2010.

The smaller 2011 differential between the RDR and the RFR in the UK as compared to the other territories arises because of differences in modelling techniques applied; this in turn reflects the nature of the different classes of contract written in each territory, as explained below.

The RDR is now set equal to a RFR plus a risk margin reflecting any risks not accounted for elsewhere in the valuation.  RFRs for each territory are derived from the appropriate duration-matched risk-free interest rate curve.

The 2011 UK RDR is set as the RFR plus a margin for operational risk (this risk is not reflected in the best estimate cash flow modelling).  The Hong Kong and France differentials also include an operational risk premium, but additionally credit risk and equity risk premiums.  Discretionary participation contracts make up a significant part of the Hong Kong and France books; for such contracts, future dividend/bonus levels, policyholder behaviour and management actions must be modelled in order to calculate PVIF.   These actions and behaviours are primarily driven by ‘real world’ expectations, which include credit risk and equity risk, and cannot be modelled in a ‘risk neutral’ environment where all assets are assumed to earn a risk-free rate and credit and equity risks are ignored.

By contrast, the UK only writes unit-linked business and business without any investment component. Consequently a ‘risk neutral’ approach to setting the RDR is appropriate as the calculation of PVIF does not require modelling of management actions in response to economic scenarios (for example changes to the investment strategy of dividend/bonus levels) and does not link policyholder behaviour to the economic environment.

In all cases the range of economic assumptions used for any given territory is consistent with the derivation of the RDR (i.e.  all ‘real world’ or all ‘risk neutral’).

•
[10.4] Please explain in further detail how the adjustments are being made to the cash flows, and specifically how the discount rate is being adjusted for each of the risks.  Please consider providing a representative example illustrating how the adjustment was performed.

The change in methodology has not resulted in any changes to the modelling of expected cash flows to shareholders before risk margins. Rather, following the change, the margin for non-economic risks has been explicitly included in the cash flow modelling for all territories, and the margins applied over and above the RFR to derive the RDR have been made explicit. The expected cash outflows arising from options and guarantees provided to policyholders are now stochastically modelled and subtracted from the discounted cash inflows, whereas this value was previously accounted for through a loading to the RDR.

The examples below illustrate the change in approach – please note that the assumptions presented are for the purposes of illustration only. You will note that examples 1a and 1b have been constructed to arrive at the same result of US$384m of PVIF as they simply account for the non-market risks differently.  Example 2 shows a higher amount for PVIF under the new methodology of US$400m.  The US$16m increase presented in the example is consistent with the actual result of the methodology change (which in total led to a one-off gain of US$243m in 2011).

Example 1a: 2010 approach (UK & France)

			Year
			1	2	3	4	5

A	Gross best estimate modelled free cash flow to shareholders		100	100	100	100	100
B	Margin for non-economic risks applied to cash flows		(5)	(5)	(5)	(5)	(5)
C	Margin for economic risks applied to best estimate cash flows		0	0	0	0	0
	Net modelled free cash flow to shareholders		95	95	95	95	95

D	Risk free rates		2.50%	2.75%	3.00%	3.50%	3.75%
E	Implicit margin for non-economic risk		0.00%	0.00%	0.00%	0.00%	0.00%
F	Implicit allowance for cost of options/guarantees & operational risk		5.00%	4.75%	4.50%	4.00%	3.75%
	Risk Discount Rate		7.50%	7.50%	7.50%	7.50%	7.50%
	Average Risk Discount Rate disclosed:	7.5%
G	Discounted value of cash flows		88	82	77	71	66
H	Total of discounted cash flows	384
I	Explicit provision for cost of options and guarantees	-
	PVIF at accounting date	384

(NB: E is nil as the margin is included directly in the undiscounted cash flows in B)

Example 1b: 2010 approach (Hong Kong)

			Year
			1	2	3	4	5

A	Gross best estimate modelled free cash flow to shareholders		100	100	100	100	100
B	Margin for non-economic risks applied to cash flows		0	0	0	0	0
C	Margin for economic risks applied to best estimate cash flows		0	0	0	0	0
	Net modelled free cash flow to shareholders		100	100	100	100	100

D	Risk free rates		2.50%	2.75%	3.00%	3.50%	3.75%
E	Implicit margin for non-economic risk		2.00%	2.00%	2.00%	2.00%	2.00%
F	Implicit allowance for cost of options/guarantees & operational risk		5.00%	4.75%	4.50%	4.00%	3.75%
	Risk Discount Rate		9.50%	9.50%	9.50%	9.50%	9.50%
	Average Risk Discount Rate disclosed:	9.5%
G	Discounted value of cash flows		91	83	76	70	64
H	Total of discounted cash flows	384
I	Explicit provision for cost of options and guarantees	-
	PVIF at accounting date	384

(NB: B is nil as the margin is included as a loading to the discount rate in E)

Example 2: 2011 approach

			Year
			1	2	3	4	5

A	Gross best estimate modelled free cash flow to shareholders		100	100	100	100	100
B	Margin for non-economic risks applied to cash flows		(5)	(5)	(5)	(5)	(5)
C	Margin for economic risks applied to best estimate cash flows		0	0	0	0	0
	Net modelled free cash flow to shareholders		95	95	95	95	95

D	Risk free rates		2.50%	2.75%	3.00%	3.50%	3.75%
E	Implicit margin for non-economic risk		0.00%	0.00%	0.00%	0.00%	0.00%
F	Explicit operational risk adjustment		0.75%	0.75%	0.75%	0.75%	0.75%
F	Explicit equity / investment risk adjustment		0.50%	0.50%	0.50%	0.50%	0.50%
F	Implicit allowance for options& guarantees		0.00%	0.00%	0.00%	0.00%	0.00%
	Risk Discount Rate		3.75%	4.00%	4.25%	4.75%	5.00%
	Average RDR disclosed:	4.4%
G	Discounted value of cash flow		101	97	93	89	85
H	Total of discounted cash flows	465
I	Explicit provision for cost of options and guarantees	(65)
	PVIF at accounting date	400

A.	As noted above there is no change in the modelled best-estimate cash flows.

B.
Prior to the methodology change, we applied risk margins for non-economic assumptions directly to the cash flows in the UK & France whereas in Hong Kong we used the implicit adjustment to the discount rate in ‘E’.

C.	Economic risks are modelled within the best-estimate cash flows under both methodologies.

D.	Risk-free rates are the starting point for both methodologies.

E.	An implicit allowance for risk inherent in the non-economic risk assumptions was included in the RDR under the previous methodology (Hong Kong only).

F.	Under the previous methodology, an implicit loading to account for the cost of options and guarantees and operational risk is added to the RFR to obtain the RDR.

Under the new methodology explicit risk margins are included in the cash flow assumptions and no adjustment is made for the cost of options and guarantees at this stage.

G.	The cash flows are discounted using the derived RDR in each methodology.

H.	Under the previous methodology, the sum of the discounted cash flows was the final PVIF figure.

I.	Under the new methodology the cost of options and guarantees is now stochastically modelled and deducted from the initial PVIF figure derived in H.

Financial Statements and Other Information

Notes on the Financial Statements, page 291

2 - Summary of Significant Accounting Policies, page 294

(a) Interest income and expense, page 294

11.
We note your disclosure on page 156b that once an impaired loan has been written down, you continue to accrue interest income and on page 295 that you accrue interest income on impaired loans using the contractual rate that was used for measuring impairment, which appears consistent with the guidance in AG 93 of IAS 39.  Please revise your disclosures in future filings to  address the following:

•
[11.1] Clarify whether under your policy you would ever discontinue the accrual of interest income on loans.  If you do not ever discontinue the accrual of interest income on loans, please disclose how you evaluate accrued interest income for collectability.

As noted in the answer to question 3, there is no concept of ‘non-accruing loans’ in IFRSs.  It is not HSBC’s accounting policy to discontinue the accrual of interest income on loans. Our policy for the recognition of interest on impaired loans is consistent with IAS 39 paragraph AG 93, whereby interest income continues to be recognised on the net written down balance using the rate of interest that discounts the future cash flows for the purpose of measuring the impairment loss.

Where a loan is impaired, interest is accounted for as follows. At each reporting date, estimates of the future cash flows from an impaired loan are reassessed as part of the loan impairment calculation. Estimated receipts of contractual interest are included in these future cash flows, together with receipts of loan principal. In some instances, for example, involving collateral realisation, it may not be possible (nor does IAS 39 require a reporting entity) to distinguish whether receipts represent payments of ‘interest’ or ‘principal’. The present value of the estimated future cash flows of the loan is compared to the loan’s current carrying amount and any resulting impairment is recognised. As a result, a separate impairment calculation for contractual interest is not required. To the extent that the present value of the loan increases as a result of the unwinding of the discount rate (which is recorded in net interest income), this increase reflects the time value of money and a return for bearing the original credit risk rather than an additional contractual amount receivable from the customer.

In future filings, we propose to revise our disclosures on page 298 to describe how we include interest in our impairment assessment similar to the following:

 “Impairment losses are calculated by discounting the expected future cash flows of a loan, which includes expected future receipts of contractual interest, at the loan’s original effective interest rate and comparing the resultant present value with the loan’s current carrying amount.”

•
 [11.2] Please clarify whether your policy relates to loans that have been partially charged-off to the allowance for loan losses, or whether this relates solely to loans for which you have written down through the use of a valuation allowance but have not yet charged-off.

The interest income recognition policy under IFRSs described above relates to all impaired loans, including those that have been partially charged off in accordance with our write-off policy described on page 299.

(f) Loans and Advances to customers, page 296

12.
Your disclosure indicates that you reclassify loans as held for sale when their carrying amount is to be recovered principally though sale, they are available for sale in their present condition and their sale is highly probable.  These criteria appear to be consistent with the criteria in IFRS 5 to be classified as held-for-sale, but paragraph 5 of IFRS 5 indicates that the measurement provisions within IFRS 5 do not apply to financial assets within the scope of IAS 39.  Therefore, please tell us how you concluded your policy is consistent with IFRS and how you concluded it was not appropriate to reclassify the loans and receivables which you intend to sell immediately or in the near term to held-for-trading.

Loans and advances which meet the scope requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (‘IFRS 5’) (their carrying amount is to be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable) are reclassified to ‘held for sale’ in accordance with paragraph 2 of IFRS 5 which states that the classification and presentation requirements of IFRS 5 apply to all non-current assets and disposal groups. Once reclassified to ‘held for sale’, we continue to measure loans and advances in accordance with IAS 39 (as set out in our accounting policy 2(f) on page 296) and consistent with paragraph 5 of IFRS 5.

While loans and advances which we have reclassified to ‘held for sale’ are intended to be sold in the near term, they do not meet the criteria to be classified as ‘held for trading’ as they were not acquired or incurred principally for the purpose of selling or trading.  In addition, IAS 39 paragraph 50 does not permit reclassification of any financial instruments after initial recognition into the fair value through profit or loss category. Therefore it would be inappropriate to reclassify these loans and advances to ‘held for trading’.

In future filings we will update our disclosure on page 296 to provide further clarity, similar to the following:

“Loans and advances to banks and customers include loans and advances originated by HSBC which are not classified as held for trading or designated at fair value.  Loans and advances are recognised when cash is advanced to a borrower.  They are derecognised when either the borrower repays its obligations, or the loans are sold or written off, or substantially all the risks and rewards of ownership are transferred. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less any reduction from impairment or uncollectibility.  Where exposures are hedged by derivatives designated and qualifying as fair value hedges, the carrying value of the loans and advances so hedged includes a fair value adjustment relating only to the hedged risk.

Loans and advances are reclassified to held for sale when their carrying amounts are to be recovered principally through sale, they are available for sale in their present condition and their sale is highly probable (Note 2ad); however, such loans and advances continue to be measured in accordance with the policy described above.”

Collectively assessed loans and advances, page 298

13.
Please revise your future filings to disclose the factors considered when estimating the period between a loss occurring and its identification.  If this varies materially by loan type or geographic region, please provide a discussion for each major loan type or geographic region.  Please also discuss any changes in this timeframe during the periods reported and discuss the economic or other factors that would directionally increase or decrease the time period. Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please revise HSBC Finance’s filings prepared in accordance with US GAAP accordingly.

As discussed on page 298 under the heading ‘Incurred but not yet identified’, for individually assessed loans, where evidence of impairment has not been specifically identified a collective allowance is calculated. The collective impairment allowance is determined taking into account the estimated period between a loss occurring and its identification.

This estimated period is determined based on periodic historical observation. The point at which the loss was identified can usually be objectively determined, but judgement is often required to identify when the loss event first occurred. The factors that may influence this estimation include economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. As samples are reviewed periodically, the period may fluctuate over time as these factors change. As a result we do not define a fixed range for this period across the Group, although it is not expected that it would exceed twelve months given credit management policies that require all customers to be reviewed at least annually.

For our retail portfolios which are collectively assessed using a roll rate methodology, the estimated period of time between a loss occurring and its identification is implicitly reflected in the time period used in the roll rate calculations during which a loan write-off is regarded as confirming an incurred loss event at or prior to the balance sheet date. Loans with different risk characteristics are typically segregated for the purposes of roll rate calculations in order to use the most appropriate assumptions, including where appropriate different periods of time for the identification of losses, for the measurement of incurred losses in the portfolios at the balance sheet date.

For retail assets that are collectively assessed for impairment using a more basic formulaic approach based on historical loss experience, the estimated period between a loss event occurring and its identification is explicitly estimated, and is typically no less than six months. This reflects the time period that these collectively assessed loans typically take to progress from performing status to being individually identified as impaired. For wholesale lending where loans are primarily individually assessed for impairment, the measurement of this period for the ‘incurred but not yet identified’ collective provision varies based on the nature of each portfolio.

The factors and judgment employed in determining the period between a loss occurring and its identification are reviewed and challenged on a regular basis, with estimates updated annually as a minimum. This will, however, vary dependent upon the portfolio, market dynamics and other economic events. In 2011 we observed limited changes in the estimation periods between a loss occurring and its identification.  We do not believe it would be practical to provide in future filings a list quantifying these periods as it would be onerous and lengthy to disclose for each portfolio for each country and we believe this would have little information value for the users of our accounts.

In future filings, we propose to update our disclosure on page 298 to provide further clarity on the factors that influence the estimation of this period similar to the following:

“The period between a loss occurring and its identification is estimated by local management for each identified portfolio. The factors  that may influence this estimation include economic and market conditions, customer behaviour, portfolio management information, credit management techniques and collection and recovery experiences in the market. As it is assessed empirically on a periodic basis the estimated period between a loss occurring and its identification may vary over time as these factors change.”

In future filings, HSBC Finance propose to update its disclosure with the following:

“In measuring credit loss reserves for portfolios that are not considered TDRs, we utilize a roll rate methodology which uses estimates of the period of time between a loss occurring and the confirming event of its charge off.  Loans with different risk characteristics are typically segregated into separate models and may utilize different periods of time for estimating the period of a loss occurring and its confirmation.”

Homogeneous groups of loans and advances, page 298

14.
We note your disclosure indicates that in normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio, though sometimes it provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, when for example, there have been changes in economic, regulatory or behavioural conditions which result in the most recent trends being not fully reflected in the statistical models.  Please tell us whether you consider the 2011 period to constitute a “normal circumstance” or whether there are certain portfolios where you still had to adjust your allowances derived solely from historical loss experience.  If so, please tell us those portfolios and tell us the circumstances driving the need to adjust the historical loss rates.  To the extent that the portfolios that have required adjustments to the historical loss rates have changed over the past three years, please tell us how and which ones.

Our collective impairment allowances are calculated using a roll rate methodology based on recent data observations and are typically reflective of recent portfolio and economic trends.  Empirical data evidence is analysed on a regular basis to determine whether the roll rate calculations remain reflective of current economic and portfolio conditions.  Analysis of potential movements in allowances under differing roll rate data observation periods (e.g. 3 months, 6 months and 12 months) is regularly undertaken to assess the impact of changing portfolio performance trends.

The data points utilised within the statistical models are updated on a monthly basis to reflect the current loss experience in the portfolio.  Consequently, in normal circumstances the need to adjust the statistical calculations is minimal.

The only part of the Group where adjustments to statistical calculations are typically more than minimal is HSBC Finance. In the past three years, these adjustments have been US$240m, US$122m, and US$345m as at 31 December 2011, 2010 and 2009, respectively or 4%, 2% and 3% of the total collective impairment allowances in HSBC Finance. In 2011, HSBC Finance, as disclosed on page 125, was significantly affected by the temporary suspension of foreclosure proceedings in 2010 and 2011.  This resulted in both rising delinquency levels and the lengthening of foreclosure timeframes.  Additional allowances were recognised to capture losses management believed were inherent in the portfolio associated with these risks, but were not captured within the historical data used within our statistical reserve models.  For example, our statistical models typically use 12 month averages and in certain circumstances, we may expect more recent trends (3 or 6 month trends) to be more indicative of the risks within the portfolio at the balance sheet date.  In these instances, we recognise both impairment allowances determined using statistical models based on 12 month averages, as well as additional impairment allowances to capture the risk that has not been captured within our statistical models.

In future filings we will revise our disclosures as set out in our accounting policy 2(g) on page 299 to replace the paragraph commencing “In normal circumstances…” with wording similar to the following:

“The inherent loss within each portfolio is assessed on the basis of statistical models using historical data observations, which are updated periodically to reflect recent portfolio and economic trends. When the most recent trends arising from changes in economic, regulatory or behavioural conditions are not fully reflected in the statistical models, they are taken into account by adjusting the impairment allowances derived solely from the statistical models to reflect these changes as at the balance sheet date.”

Renegotiated loans, page 300

15.	We note your disclosures that some renegotiated loans are derecognized under certain circumstances. Please revise your future filings to address the following:

•
[15.1] Describe the specific factors considered when determining that a new agreement is made on substantially different terms, or when determining that the new instrument is a substantially different instrument.

In applying our policy on renegotiated loans as stated on page 300, we consider the extent to which the changes to the original contractual terms result in the renegotiated loan, considered as a whole, being a substantially different financial instrument. The following are examples of circumstances that are likely to result in this test being met and derecognition accounting being applied:

•	An uncollateralised loan becomes fully collateralised;
•	The addition or removal of cross collateralisation provisions;
•	Multiple facilities are consolidated into a single new facility;
•	Removal or addition of conversion features attached to the loan agreement;
•	A change in the currency in which the principal or interest is denominated;
•	A change in the liquidation preference or ranking of the instrument; or
•	The contract is altered in any other manner that the terms under the new or modified contract are substantially different from those under the original contract.

The following are examples of factors that we consider may indicate that the revised loan is a substantially different financial instrument, but are unlikely to be conclusive in themselves:

•	Change in guarantees or loan covenants provided;
•	Less significant changes to collateral arrangements; or
•	The addition of repayment provisions or prepayment premium clauses.

We will revise our future filings to identify the factors listed above.

•	[15.2] Clarify the types of loans that qualify for this accounting treatment (i.e. mortgages, commercial loans, etc.).

Whether derecognition is appropriate ultimately depends on the specific terms of each individual transaction. However, concessions granted to retail customers (including secured and unsecured personal lending) typically do not result in derecognition. This includes, for example, customer re-ages, as well as temporary or permanent modifications to contract terms, where there may be a deferral or waiver of cash flows, but all other original terms remain in place. An exception to this is debt consolidations, where multiple facilities may be combined into a single new facility, in which case derecognition accounting is applied. Concessions to corporate customers may in some instances involve more fundamental changes to the terms of the contract, in which case they are derecognised.

•
[15.3] Clarify whether these loans remain impaired loans or whether these loans are included within the general collective pools for the purposes of measuring credit losses and discuss how you concluded the policy was appropriate.

On initial recognition, these new loans no longer carry an individual impairment allowance. This is because the credit condition of the counterparty is reflected in the fair value on initial recognition. This treatment follows the requirements of IAS 39 paragraph 59 which states that "…a financial asset or a group of financial assets is impaired and impairment losses recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset..." (our emphasis added). Following initial recognition, they are subject to on-going collective assessment for impairment in groups of loans with similar risk characteristics and therefore carry collective impairment allowances to reflect the likelihood of incurred impairment losses within those groups. Within HSBC Finance where our most significant balance of renegotiated loans are held, these loans are segregated from non-renegotiated loans for collective assessment and would be further segmented in certain circumstances as discussed in the response to question 16.2.

•
[15.4] Revise your disclosures on page 132 to provide a quantitative roll-forward of renegotiated loans for each period presented so that a reader may understand the various drivers of changes in the balances of those loans.

The loan renegotiations that HSBC Finance undertook in 2011, and previous years presented, did not result in the renegotiated loans being substantially different financial instruments.  As a result, we did not derecognise renegotiated loans. In future filings, we will incorporate a quantitative roll forward of HSBC Finance’s renegotiated loans as follows:

Movement in HSBC Finance renegotiated real estate accounts

	At 31 December
	2012	2011
	US$m	US$m

At 1 January	24,588	27,032

Additions		1,855
Write-offs and recoveries		(4,299)

At 31 December		24,588

Additional reconciling items will be included where material.

•
[15.5] Additionally, to the extent the comments request additional disclosure or your response suggests additional clarifying disclosures, please revise HSBC Finance’s filings prepared in accordance with US GAAP accordingly.

HSBC Finance will further enhance its disclosures in future filings by incorporating a quantitative roll forward as described above.

16.
Your disclosure states that loans subject to collective impairment assessment whose terms have been renegotiated are segregated from other parts of the loan portfolio for the purpose of collective impairment assessment, to reflect their risk profile.  You also state that loans subject to individual impairment assessment, whose terms have been renegotiated, are subject to ongoing review to determine whether they remain impaired.  Please respond to the following:

•
[16.1] Tell us whether there is any difference in the way you collectively assess the renegotiated loans for impairment from the way the you collectively assess the non-renegotiated loans for impairment, as described on pages 298-299.  If so, please tell us how.

The collectively assessed impairment methodology as described on pages 298 and 299 applies to the collective assessment of both renegotiated loans and non-renegotiated loans. The assumptions and inputs into the methodology will vary between portfolios to reflect the risk characteristics specific to the segmented group of loans. The inputs and assumptions into the methodology are described on pages 298 and 299. In the majority of cases where impairment is assessed on a collective basis, a roll rate methodology is used unless the portfolio size is small or default data is not sufficient or reliable enough to adopt a roll-rate methodology.  In these circumstances a basic formulaic approach is adopted based on historic loss rate experience.

•	[16.2] Please tell us whether you have more granular loan pools for purposes of measuring the impairment loss for your collectively assessed renegotiated loan pool and how the pools were determined.

The granularity and segmentation of the renegotiated pools will vary dependent upon the volume and materiality of renegotiations within each country and the specific performance and loss characteristics of the loan pools.  Within HSBC Finance, where our most significant balances of renegotiated loans are held, the renegotiated loan pools are segmented into a number of different pools based upon the type of renegotiation granted, for example, account re-ages or modifications.

•
[16.3] Given the length of time you have been offering loan renegotiations, please tell us whether you are using historical loss data as your primary mechanism for collectively assessing these renegotiated loans for impairment.  As part of your response, please tell us how your methodology captures the risk due to multiple renegotiations.

Historical loss data is our primary mechanism for collectively assessing renegotiated loans for impairment, supplemented by adjustments to capture any risks that are not reflected in the historical data used within our statistical models as discussed in question 14. We regularly benchmark loss rates and allowances against actual outcomes to ensure that they remain appropriate.   Group Credit Risk management policy restricts the number of renegotiations available to a customer within specific time periods and the customer must be able to demonstrate a willingness and ability to repay prior to the agreement of a renegotiation.  In certain jurisdictions, renegotiated loans which are delinquent are subject to early write-off rather than permitting multiple renegotiations.  In circumstances where multiple renegotiations are permitted and where there is empirical evidence to demonstrate variations in the loss history, more granular segmentations for impairment allowance calculations are established. Our most significant population of loans that have been subject to multiple renegotiations is within HSBC Finance, where for the purposes of calculating impairment allowances, loans are segregated into pools that have been subject to a first time re-age at less than 60 days past due and accounts which have been subject to multiple re-ages or were re-aged at more than 60 days past due.

10 – Tax, page 330

US, page 333

17.
We note your disclosure that management projections of profits from US operations currently indicate that the existing carry forward losses and tax credits will be fully recovered by 2014 and that the current level of the deferred tax asset in respect of loan impairment is projected to reduce over the 10 year period in line with the reduction of the consumer lending portfolio.  Your disclosure also goes on to state that as a result of the recent history of losses in HSBC’s US operations, management’s analysis of the recognition of the deferred tax assets significantly discounts expected profits from US operations and relies to a greater extent on capital support from HSBC Holdings, including tax planning strategies implemented in relation to such support.  You go on to state that the principal strategy is the retention of capital in the US in excess of normal regulatory requirements.  Please explain in further detail how the retention of excess capital in the US generates taxable profit in which the deferred tax assets can be realized.  As part of your response, please describe in more detail the different tax planning strategies and give an indication of the amount of deferred tax assets that each strategy is expected to help realize.

Of the total net deferred tax assets in our US operations at 31 December 2011 of US$5.2bn, US$4.3bn are supported by the principal tax planning strategy. US$0.9bn related to foreign tax credits are supported by the second tax planning strategy outlined below.  As noted in the disclosure, notwithstanding these tax planning strategies, management projections indicate that the US operations will generate sufficient taxable income to fully realise these deferred tax assets.

The proposed retention of excess levels of capital, being the principal strategy, increases the taxable income of HSBC’s US operations by adjusting the levels of debt and equity funding within these operations.  The reduction in interest-bearing funding in the US, particularly higher coupon debt funding within HSBC Finance and HSBC Bank USA, has the effect of reducing interest expense and increasing US pre-tax income thereby allowing the net deferred tax asset to be realised through offset of any net operating losses or other reversing deductible temporary differences against the increased taxable income generated. In addition, the primary strategy involves excess capital being retained and deployed in our US operations to acquire certain income generating investment assets to achieve an equivalent result.  In either case sufficient taxable income is projected to be generated over an extended period to allow for the utilisation of the deferred tax assets before any applicable statutory expiry date.

In addition to the principal tax planning strategy outlined above, a further strategy was developed in 2011 to provide support for the realisation of the deferred tax assets recorded in respect of foreign tax credits of US$0.9bn.  The use of foreign tax credits is limited by the U.S. tax liability of HSBC’s US operations and the availability of foreign source income. This second tax planning strategy, which was implemented during 2011, included the purchase of foreign bonds and residual interests in Real Estate Mortgage Investment Conduits. In combination these purchases are expected to generate sufficient foreign source income and current US tax liabilities in the near term to allow for the utilisation of the foreign tax credits before the credits expire unused.

24 - Goodwill and intangible assets, page 371

18.
We note your disclosure of the key assumptions for the cash-generating units on page 373, and in particular the assumptions for your Global Banking and Markets-Europe CGU where the discount rate was reduced by 1.8% and the nominal growth rate was increased by 1.4% as compared to the prior year.  We also note your disclosure on page 374 that a key assumption change to increase the discount rate by 140 basis points or to decrease the nominal growth rate by 160 basis points would result in the Global Banking and Markets- Europe headroom being reduced to nil.  Given all of the events and risks in the Eurozone, as outlined on page 12a, as well as your disclosure on page 114 regarding your forecast for the Eurozone, please tell us how you concluded that it was appropriate to assume that your cash flows are going to grow faster initially and into perpetuity, while the risk of these cash flows are going to be less.

For purposes of goodwill impairment testing, we calculate our recoverable amount using the discount rate to discount our cash flow projections for the CGU and the long-term growth rate to extrapolate the final period of the projected cash flow into perpetuity.  This extrapolated cash flow is referred to as the terminal cash flow and is used to capture the long-term prospects for cash flows from the CGU. For the Global Banking and Markets business in Europe (‘GBM-Europe’), the terminal cash flow contributes around 88% of the recoverable amount because of the long-term nature of the calculation.

For GBM-Europe, there was a significant reduction in cash flow projections in 2011 compared to 2010 (particularly in terminal values), reflecting market and economic conditions.  In 2011, cash flow projections to the end of 2014 were used.  The 2014 projected cash flow (on which the terminal cash flow was based) was US$1.6bn. The comparable cash flow projections available in 2010, based on management forecast cash flows to the end of 2012, was US$2.1bn.  The 24% decrease in the final year cash flow projections reflects the various economic challenges faced by GBM-Europe, such as the risks in the Eurozone outlined on page 12a and page 144.  Had our cash flow projections not changed, and we had used the 2010 amount with our 2011 other key assumptions, the 2011 recoverable amount calculation would have resulted in approximately US$6.4bn of additional headroom.

The growth rate reflects GDP growth and inflation for the countries within which the CGU operates.  In 2010 these were based largely on external historical data.  For 2011 the rates are based on IMF forecast growth rates as these rates are now regarded as a more relevant estimate of likely future trends.  The increase in the growth rate from 2010 to 2011 is due to an expectation that the region will recover lost growth over the longer term.

The discount rate used to discount the cash flows is based on the cost of capital assigned to each CGU, which is derived using a Capital Asset Pricing Model ('CAPM').  The CAPM depends on inputs reflecting a number of financial and economic variables including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. We use a beta factor as a measure of systemic risk.  The majority of the business activities in the GBM-Europe CGU are in the United Kingdom for which HSBC's beta decreased from 1.8 in 2010 to 1.5 in 2011 due to general deleveraging in the global banking and markets sector.  The lower beta in the United Kingdom reduced the CGUs cost of capital by more than 100 basis points.

We believe the improvement in growth rate and discount rate, when applied to the lower cash flow assumptions, appropriately reflects the increasing long-term growth rate expectations for Europe, and the lower risk assessments.  The lower risk assessments are due in part to deleveraging of balance sheets within the financial services sector, including within HSBC, and in part to lower risk being attached to lower cash flow projections for this business.

44 - Legal proceedings and regulatory matters, page 401

19.
We note your disclosure related to the Household International securities litigation, including the fact that plaintiffs have submitted a report showing aggregate claims of $2.23 billion, and the fact that the plaintiffs are expected to ask the Court to assess pre-judgment interest.  We also note your disclosure that despite the jury verdict and the November 2010 ruling, you believe you have meritorious grounds for appeal for one or more of the rulings in the case, and that you intend to appeal the Court’s final judgment.  Please respond to the following:

•
[19.1] Please tell us whether you have recorded a provision related to this case.  In this regard, we note that the total provision recorded related to legal proceedings and regulatory matters is only $1.5 billion as of December 31, 2011, and this matter alone is $2.23 billion, prior to the consideration of any pre-judgment interest.

* Confidential Treatment requested by HSBC Holdings plc

•
[19.2] To the extent that you have not recorded any provision related to this litigation, please provide further analysis as to how you concluded this was appropriate based on the guidance in paragraphs 36-41 of IAS 37. To the extent that some provision has been recorded related to this case, please provide further insight into how you determined the best estimate of the amount required to settle the obligation.

* Confidential Treatment requested by HSBC Holdings plc

•
 [19.3] Your disclosure indicates that the jury trial was decided partly in favour of the plaintiffs.  Please tell us which portions of the trial were found in favour of plaintiffs versus the defendants, and whether one or more of these rulings serves as your grounds for appeal. As part of your response, please clarify whether the appeals process would be a jury or judge trial.

* Confidential Treatment requested by HSBC Holdings plc

•	[19.4] To the extent that you are required to deposit cash in escrow or post an appeal bond in the amount of the judgment, please tell us how you would account for this transaction.

* Confidential Treatment requested by HSBC Holdings plc

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ I. J. Mackay